SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 6, 2008

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED FINANCIAL RESULTS

For the three and six months ended 30 June 2008

(unaudited)

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe”, “expect”, “intend”, “may”, “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the Group’s actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if the Group’s financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause the Group’s actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from current expectations include those risk factors disclosed in the Group’s Form 20-F Annual Report for the year ended 31 December 2007 as filed with the Securities and Exchange Commission (“SEC”) on 29 April 2008.

As a consequence, the Group’s future financial condition, results of operations and cash flows, as well as the development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on the Group’s behalf.

Non-GAAP Measures

We use a number of non-GAAP measures in addition to GAAP measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Where such non-GAAP measures are given, this is clearly indicated and the comparable GAAP measure is also given.

Net Borrowings

Net Borrowings is defined as total borrowings less cash at bank and in hand less short-term deposits with an original maturity of less than three months. We use Net Borrowings as a part of our internal debt analysis. We believe that Net Borrowings is a useful measure as it indicates the level of borrowings after taking account of the financial assets within our business that could be utilized to pay down the outstanding borrowings. In addition the Net Borrowings balance provides an indication of the Net Borrowings on which we are required to pay interest.

EBITDA

We define EBITDA as profit before interest, taxation, depreciation and amortization. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to the EBITDA of other companies.

EBITDA and the related ratios are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with IFRS. Furthermore, EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS.

We believe EBITDA among other measures facilitates operating performance comparisons from period to period and management decision making. It also facilitates operating performance comparisons from company to company. EBITDA eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation and amortization of tangible and intangible assets (affecting relative depreciation and amortization expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Operating and Financial Review

The following is a discussion of the unaudited consolidated results of operations and financial condition of Inmarsat Holdings Limited (“the Company” or together with its subsidiaries, “the Group”) for the three and six months ended 30 June 2008. You should read the following discussion together with the whole of this document including the historical consolidated financial results and the notes. The consolidated financial results were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRS as issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations issued and effective at the time of this report.

Overview

Inmarsat is the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has nearly 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of ten owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use on land, at sea and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing. The Group’s revenues, operating profit and EBITDA for the three months ended 30 June 2008 were US$163.7m, US$71.2m and US$114.0m respectively (30 June 2007: US$143.4m, US$59.8m and US$101.2m respectively).

The results of the Group’s operations are reported in US dollars as the majority of revenues and borrowings are denominated in US dollars.

Launch of our third Inmarsat-4 Satellite

The launch of the third Inmarsat-4 satellite is expected to take place in August 2008 using the International Launch Services (“ILS”) Proton Breeze M commercial launch vehicle. The launch vehicle is currently undergoing routine testing prior to launch. This will be the first ILS mission since a Proton Breeze M rocket carrying the satellite of another operator suffered an anomaly resulting in the failure of that mission in March 2008. A Russian State Commission and an ILS-led independent review panel have concluded their inquiries into that incident and corrective actions have been completed. The Proton Breeze M is now therefore ready to return to flight.

Global coverage for our BGAN, SwiftBroadband and FleetBroadband services, and the launch of our Global Satellite Phone Service will follow the successful deployment of the third Inmarsat-4 satellite and related network infrastructure.

Harbinger Capital Partners (“Harbinger”)

On 7 July 2008, Inmarsat plc, our parent company, announced a very preliminary approach made on behalf of funds managed by Harbinger regarding a possible offer to acquire the Inmarsat group. On 21 July, Inmarsat plc announced that discussions with Harbinger had ended and that no offer had been received. On 25 July, Harbinger and SkyTerra Communications, Inc. (“SkyTerra”) made announcements regarding, among other things, their current intention to make an offer to acquire the Inmarsat group on terms to be announced following a satisfactory outcome of a regulatory approvals process. On the same day, Inmarsat plc responded to the Harbinger and SkyTerra announcements with the following statement:

“Inmarsat notes this morning’s announcement by Harbinger and SkyTerra regarding their current intention to make an offer for Inmarsat following the satisfactory outcome of a regulatory review.

The Board remains highly confident in Inmarsat’s standalone prospects. However, the Board intends to maintain a constructive relationship with Harbinger and SkyTerra throughout the regulatory review process and will consider carefully any future offer that may maximise value for Inmarsat’s shareholders as a whole.”

Dividends

A final dividend of US$104.1m for the 2007 financial year as recommended by the Directors was approved and paid to Inmarsat plc (the ultimate parent company) on 21 May 2008.

The Board intends to declare and pay an interim dividend of US$55.6m to Inmarsat plc on 24 October 2008. This dividend has not been recognised as a liability as at 30 June 2008. Inmarsat plc’s dividend payments will be made in Pounds Sterling based on the exchange rate prevailing in the London market four business days prior to payment.

Revenues

Revenues for the three months ended 30 June 2008 were US$163.7m, an increase of US$20.3m, or 14.2%, compared with the three months ended 30 June 2007. The table below sets out the components of the Group’s total revenue for each of the periods under review:

	Three months ended 30 June		Increase/ (decrease)	Six months ended 30 June		Increase/ (decrease)
	2008	2007		2008	2007
	(US$ in millions)%			(US$ in millions)%
Revenues
Maritime sector:
Voice services	26.3	26.2	0.4%	52.7	52.5	0.4%
Data services	57.5	54.0	6.5%	115.3	105.8	9.0%

Total maritime sector	83.8	80.2	4.5%	168.0	158.3	6.1%
Land mobile sector:
Voice services	3.1	3.9	(20.5%)	5.9	7.8	(24.4%)
Data services	35.3	29.4	20.1%	63.7	57.8	10.2%

Total land mobile sector	38.4	33.3	15.3%	69.6	65.6	6.1%
Aeronautical sector	15.6	10.7	45.8%	28.3	20.8	36.1%
Leasing	20.8	17.1	21.6%	37.9	34.6	9.5%

Total mobile satellite communications services	158.6	141.3	12.2%	303.8	279.3	8.8%

Other income	5.1	2.1	142.9%	7.8	4.9	59.2%

Total revenue	163.7	143.4	14.2%	311.6	284.2	9.6%

During the three months ended 30 June 2008, revenues from mobile satellite communications services (“MSS”) were US$158.6m, an increase of US$17.3m, or 12.2%, compared with the three months ended 30 June 2007. Growth has been strongest in the newer services such as Fleet, BGAN and Swift 64 as well as in our leasing business.

Total active terminal numbers as at 30 June 2008 were 235,400, an increase of 3,600, or 1.6%, compared with 30 June 2007. There was growth in both the maritime and aeronautical sectors, partially offset by a reduction in the land mobile sector. Maritime active terminals were up 2.8% period over period, which included 37.1% growth in our base of active Fleet and FleetBroadband terminals. This was partially offset by the discontinuation of the Inmarsat-A service as at 31 December 2007 (there were 4,014 and 3,347 active Inmarsat-A terminals at 30 June 2007 and 31 December 2007 respectively). In the aeronautical sector, we have seen continued growth in Swift 64 (high-speed data) and ‘Classic’ aero (low-speed data) services with increased active terminal numbers. In the land mobile sector, the decrease in active terminals is primarily due to a decrease in active Mini M terminals, partially offset by growth in the number of BGAN users. The table below sets out the active terminals by sector:

	As at 30 June
(000’s)	2008	2007
Active terminals(1)
Maritime	148.2	144.2
Land mobile	77.6	79.3
Aeronautical	9.6	8.3

Total active terminals	235.4	231.8

(1)

Active terminals are the number of subscribers or terminals that have been used to access commercial services (except ACeS handheld terminals) at any time during the preceding twelve-month period and registered at 30 June. Active ACeS handheld terminals are the average number of terminals active on a daily basis during the period.

Maritime Sector: During the three months ended 30 June 2008, revenues from the maritime sector were US$83.8m, an increase of US$3.6m, or 4.5%, compared with the three months ended 30 June 2007. This reflects an increase in data revenue with voice broadly in line with the three months ended 30 June 2007.

Revenues from data services in the maritime sector during the three months ended 30 June 2008 were US$57.5m, an increase of US$3.5m, or 6.5%, compared with the three months ended 30 June 2007. The increase in revenues from data services primarily reflects greater demand, as a result of the take-up and utilisation of our Fleet services, which was partially offset by the decline in our mature Inmarsat-B service. Incremental demand for Fleet terminals has also been driven by continued growth in the global shipping new-build market. Additionally, we experienced increased volume of the low-speed data services, typically used for email. FleetBroadband, introduced in November 2007, continues to gain early customer acceptance.

Revenues from voice services in the maritime sector during the three months ended 30 June 2008 were US$26.3m, broadly in line with the three months ended 30 June 2007, reflecting increasing signs of stabilisation in this sector. The period has shown growth in demand for voice services particularly among users of our Fleet services.

Land Mobile Sector: In the three months ended 30 June 2008, revenues from the land mobile sector were US$38.4m, an increase of US$5.1m, or 15.3%, compared with the three months ended 30 June 2007. We experienced increased usage of our services in the area of China, and to lesser extent, Burma, as a result of recent natural disasters in these countries. Inmarsat contributed to the rescue and coordination efforts in the aftermath of the earthquake in China by increasing beam capacity in the effected areas ensuring maximum connectivity and continued its involvement with Telecoms Sans Frontieres which is celebrating its 10th year of global operation. We have estimated that additional usage of our services in response to these events was US$0.7m, predominantly from voice and data use of our BGAN service.

Revenues from data services in the land mobile sector during the three months ended 30 June 2008 were US$35.3m, an increase of US$5.9m, or 20.1%, compared with the three months ended 30 June 2007. The increase is a result of continued strong growth and usage of BGAN, offset in part by the decline in GAN high-speed data traffic following reduced traffic levels in the Middle East and competition from VSAT. Revenues from our R-BGAN service, which is due to be discontinued at 31 December 2008, were lower compared with the same period in the previous year, largely due to the expected migration to our BGAN service.

Revenues from BGAN services for the three months ended 30 June 2008 were US$19.6m, an increase of US$11.6m, or 145%, compared with the three months ended 30 June 2007. These figures include voice, data and subscription revenues. As at 30 June 2008, active BGAN subscribers were 21,909 compared with 11,782 as at 30 June 2007, an increase of 86% period on period. BGAN growth has been driven largely by new customers, the use of new applications by existing customers and the steady migration of customers from our GAN and R-BGAN services to our BGAN service. Although we expect the migration to BGAN to have a greater impact in the future, we do not expect migration to adversely impact overall land mobile data revenues.

Revenues from voice services in the land mobile sector during the three months ended 30 June 2008 were US$3.1m, a decrease of US$0.8m, or 20.5%, compared with the three months ended 30 June 2007. This result continues the trend seen over the last few years of declining voice traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators. This decline was partially offset by growth in voice traffic from BGAN customers and some contribution from our IsatPhone service.

Aeronautical Sector: During the three months ended 30 June 2008, revenues from the aeronautical sector were US$15.6m, an increase of US$4.9m, or 45.8%, compared with the three months ended 30 June 2007. The increase is primarily due to increased demand for our Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand.

Leasing: During the three months ended 30 June 2008, revenues from leasing were US$20.8m, an increase of US$3.7m, or 21.6%, compared with the three months ended 30 June 2007. The increase relates primarily to new maritime, land mobile and aeronautical lease contracts which were signed towards the end of the first quarter, partially offset by lower navigation revenue. As a result of the recent growth in our leasing business, we now expect to report solid growth in leasing revenue for the full year.

Other income: Other income for the three months ended 30 June 2008 was US$5.1m, an increase of US$3.0m or 143%, compared with the three months ended 30 June 2007. The increase in other income primarily relates to additional revenue from sales of SPS end-user terminals. As well as the sale of SPS end-user terminals, other income consists primarily of provision of in-orbit support services, income from the provision of conference facilities and renting surplus office space.

Seasonality – Impact of volume discounts: Revenues are impacted by volume discounts which increase over the course of the year, with lower discount levels in early quarters and higher discounts in later quarters, as our distribution partners meet specific volume thresholds. The effect of these volume discounts will be most prominent in the third and fourth quarters. During the three months ended 30 June 2008, volume discounts were US$12.4m, an increase of US$4.1m, or 49.4%, compared with the three months ended 30 June 2007. The total amount of volume discounts is affected by the growth in underlying revenue and by the consolidation of distribution partners. Vizada Satellite Communications and Telenor Satellite Services completed a merger in September 2007, which is resulting in additional volume discounts in 2008 compared to 2007.

Net operating costs

Net operating costs in the three months ended 30 June 2008 were US$49.7m, an increase of US$7.5m, or 17.8%, compared with the three months ended 30 June 2007. The table below sets out the components of the Group’s net operating costs for each of the periods under review:

	Three months ended 30 June		Six months ended 30 June
(US$ in millions)	2008	2007	2008	2007
Employee benefit costs	25.9	23.4	51.7	46.1
Network and satellite operations costs	9.9	8.4	18.8	16.8
Other operating costs	19.9	14.4	34.7	28.5
Work performed by the Group and capitalized	(6.0)	(4.0)	(11.2)	(8.0)

Total net operating costs	49.7	42.2	94.0	83.4

Impact of hedged foreign exchange rate

The functional currency of the Group is US dollars. Approximately 60% of the Group’s operating costs are denominated in Pounds Sterling. Net operating costs in the second quarter of 2008 have been affected by the adverse movement in the Group’s hedged rate of exchange from US$1.81/£1.00 in 2007 to US$2.01/£1.00 in 2008. The movement in the hedged rate of exchange in the quarter has resulted in an increase in comparative costs of US$2.6m in the quarter.

Employee benefit costs

Employee benefit costs during the three months ended 30 June 2008 were US$25.9m, an increase of US$2.5m, or 10.7%, compared with the three months ended 30 June 2007. The increase can primarily be attributed to an adverse movement in the Group’s hedged rate of exchange, higher salary costs, increased stock option costs due to new share awards which commenced in September 2007 and March 2008 and additional headcount in both London and Batam (our operation in Indonesia). Total full-time equivalent headcount at 30 June 2008 was 469 compared to 448 as at 30 June 2007.

Network and satellite operations costs

Network and satellite operations costs during the three months ended 30 June 2008 were US$9.9m, an increase of US$1.5m, or 17.9%, compared with the three months ended 30 June 2007. The increase is primarily due to additional support and maintenance contracts, in respect of network infrastructure, period on period.

Other operating costs

Other operating costs during the three months ended 30 June 2008 were US$19.9m, an increase of US$5.5m, or 38.2%, compared with the three months ended 30 June 2007. The increase relates to the movement in the Group’s hedged rate of exchange, higher direct cost of sales due to increased SPS terminal sales and some increased costs in relation to sales and marketing activities.

Work performed by the Group and capitalized

Own work capitalized during the three months ended 30 June 2008 was US$6.0m, an increase of US$2.0m, or 50%, compared with the three months ended 30 June 2007. The increase can be attributed, in part, to the movement in the Group’s hedged rate of exchange. The nature of own work capitalized reflects the shift of work from our BGAN and Inmarsat-4 programmes to the development of the Global Satellite Phone Service (“GSPS”) network and terminals and the Alphasat satellite project. With the launch of the third Inmarsat-4 satellite scheduled for August 2008, we are continuing to capitalize costs in relation to the launch.

EBITDA

As a result of the factors discussed above, EBITDA for the three months ended 30 June 2008 was US$114.0m, an increase of US$12.8m, or 12.6%, compared with the three months ended 30 June 2007. EBITDA margin has decreased to 69.6% for the three months ended 30 June 2008 compared to 70.6% for the three months ended 30 June 2007, primarily as a result of the adverse movement in the Group’s hedged rate of exchange.

Set forth below is a reconciliation of profit for the period to EBITDA for each of the periods indicated:

	Three months ended 30 June		Six months ended 30 June
(US$ in millions)	2008	2007	2008	2007
Profit for the period	36.6	37.0	65.5	63.6
Add back:
Income tax expense	14.9	2.6	26.9	14.3
Net interest payable	19.7	20.2	40.6	40.2
Depreciation and amortization	42.8	41.4	84.6	82.7

EBITDA	114.0	101.2	217.6	200.8

EBITDA margin	69.6%	70.6%	69.8%	70.7%

Depreciation and amortization

During the three months ended 30 June 2008, depreciation and amortization was US$42.8m, an increase of US$1.4m, or 3.4%, compared with the three months ended 30 June 2007. The increase relates to higher depreciation on our BGAN and SPS assets, partially offset by the absence of depreciation on the Inmarsat-2 satellites which are now fully depreciated.

Operating profit

As a result of the factors discussed above, operating profit during the three months ended 30 June 2008 was US$71.2m, an increase of US$11.4m, or 19.1%, compared with the three months ended 30 June 2007.

Net interest payable

Net interest payable for the three months ended 30 June 2008 was US$19.7m, a decrease of US$0.5m compared with the three months ended 30 June 2007.

Interest payable for the three months ended 30 June 2008 was US$20.3m, a decrease of US$2.1m, or 9.4%, compared with the three months ended 30 June 2007. The decrease can primarily be attributed to lower interest payable as we now hold an increased principal amount of our Senior Notes (US$146.7m at 30 June 2008 compared to US$53.6m at 30 June 2007), as well as lower interest payable on the floating portion of our Senior Credit Facility as a result of a reduction in the U.S. interest rates. This decrease was partially offset by additional interest on our Senior Discount Notes, following the semi-annual accretion of principal and additional interest due to increased borrowings under our Senior Credit Facility (US$160.0m at 30 June 2008 compared to US$50.0m at 30 June 2007).

Interest receivable for the three months ended 30 June 2008 was US$0.6m, a decrease of US$1.6m, or 73%, compared with the three months ended 30 June 2007. The decrease relates to a reduction in bank interest earned due to lower cash balances during the three months ended 30 June 2008 compared to 30 June 2007.

Profit before tax

As a result of the factors discussed above, profit before tax during the three months ended 30 June 2008 was US$51.5m, an increase of US$11.9m compared with the three months ended 30 June 2007.

Income tax expense

The tax charge for the three months ended 30 June 2008 was US$14.9m, compared with US$2.6m for the three months ended 30 June 2007. The increase in the tax charge is primarily driven by the fact that the three months ended 30 June 2007 included a deferred tax credit of US$9.2m to take account of the substantively enacted reduction in the future UK Corporation Tax rate from 30% to 28% on the opening deferred tax balance. Notwithstanding this adjustment, the tax charge reflects the increase in profits, which was partially offset by the reduction in the projected 2008 average tax rate from 30% to 28.5% following the reduction in the UK Corporation Tax rate from 30% to 28% from 1 April 2008.

The increase in effective tax rate from 6.6% for the three months ended 30 June 2007 to 28.9% for the three months ended 30 June 2008 is as a result of the adjustment for the enacted reduction in the future UK Corporation Tax rate from 30% to 28% discussed above. Excluding this adjustment, the effective rate for the three months ended 30 June 2007 would have been 29.8%. The reduction in the comparative effective tax rate from 29.8% to 28.9% is primarily as a result of the reduction in the UK Corporation Tax rate as mentioned above.

Profit for the period

As a result of the factors discussed above, profit for the three months ended 30 June 2008 was US$36.6m, a decrease of US$0.4m compared with the three months ended 30 June 2007.

Liquidity and capital resources

The Group had net borrowings at 30 June 2008 of US$1,033.9m primarily comprising Senior Credit Facility drawings of US$410.0m, Senior Notes of US$163.7m (net of US$146.7m Senior Notes held by the Group, being 47.3% of the aggregate principal amount outstanding), Senior Discount Notes of US$433.4m (including accretion of principal) and deferred satellite payments of US$47.8m, net of cash and cash equivalents of US$22.0m. The total borrowings figures given in note 6 can be reconciled to the net borrowings figure above as follows:

(US$ in millions)	As at 30 June 2008	As at 31 December 2007
Total borrowings	1,055.9	1,004.2
Cash and cash equivalents	(22.0)	(31.7)

Net Borrowings	1,033.9	972.5

Net cash generated from operating activities during the three months ended 30 June 2008 was US$103.4m compared to US$93.7m during the three months ended 30 June 2007. The increase primarily relates to increased EBITDA, offset partially by movements in working capital.

Net cash used in investing activities during the three months ended 30 June 2008 was US$29.9m compared with US$46.1m for the three months ended 30 June 2007. Expenditure reflects milestone payments in respect of the launch costs for the third Inmarsat-4 satellite, milestone payments for the third Satellite Access Station in Hawaii and expenditure on the Alphasat satellite project. Cash used in investing activities may fluctuate with the timing of milestone payments.

Net cash used in financing activities during the three months ended 30 June 2008 was US$49.2m compared to US$91.6m for the three months ended 30 June 2007. During the three months ended 30 June 2008, the Group paid US$5.1m of interest on the Senior Notes and Facilities and paid dividends of US$104.1m. Offsetting these outflows in part was the net draw down in the period of US$60.0m on the Revolving Senior Credit Facility (US$300.0m facility). During the three months ended 30 June 2007 the Group paid US$4.8m of interest on the Senior Notes and Facilities, paid dividends of US$73.1m and loaned US$12.8m to Inmarsat Finance III Limited.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Recent Events

Subsequent to 30 June 2008, other than as has already been reported in this set of results, there have been no material events which would affect the information reflected in the condensed consolidated financial results of the Group.

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

(unaudited)

	Three months ended 30 June		Six months ended 30 June
(US$ in millions)	2008	2007	2008	2007
Revenue	163.7	143.4	311.6	284.2
Employee benefit costs	(25.9)	(23.4)	(51.7)	(46.1)
Network and satellite operations costs	(9.9)	(8.4)	(18.8)	(16.8)
Other operating costs	(19.9)	(14.4)	(34.7)	(28.5)
Work performed by the Group and capitalized	6.0	4.0	11.2	8.0
Depreciation and amortization	(42.8)	(41.4)	(84.6)	(82.7)

Operating profit	71.2	59.8	133.0	118.1
Interest receivable and similar income	0.6	2.2	1.1	3.1
Interest payable and similar charges	(20.3)	(22.4)	(41.7)	(43.3)

Net interest payable	(19.7)	(20.2)	(40.6)	(40.2)

Profit before income tax	51.5	39.6	92.4	77.9
Income tax expense	(14.9)	(2.6)	(26.9)	(14.3)

Profit for the period	36.6	37.0	65.5	63.6

CONDENSED CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE (unaudited)
	Three months ended 30 June		Six months ended 30 June
(US$ in millions)	2008	2007	2008	2007
Gains/(losses) on cash flow hedges	10.0	(0.2)	3.1	(2.3)
Actuarial (losses)/gains from pension and post retirement healthcare benefits	(11.3)	9.0	(11.3)	9.0
Tax credited/(charged) directly to equity	0.9	(2.6)	2.7	(2.0)

Net (losses)/gains recognized directly in equity	(0.4)	6.2	(5.5)	4.7

Profit for the period	36.6	37.0	65.5	63.6

Total recognized income for the period	36.2	43.2	60.0	68.3

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

(US$ in millions)	As at 30 June 2008 (unaudited)	As at 31 December 2007 (audited)
Assets

Non-current assets
Property, plant and equipment	1,273.0	1,266.5
Intangible assets	515.5	519.4
Derivative financial instruments	0.1	—

	1,788.6	1,785.9

Current assets
Cash and cash equivalents	22.0	31.7
Trade and other receivables	233.2	187.7
Inventories	4.9	4.9
Derivative financial instruments	1.2	0.5

	261.3	224.8

Total assets	2,049.9	2,010.7

Liabilities
Current liabilities
Borrowings	172.4	82.2
Trade and other payables	111.0	121.0
Provisions	—	0.1
Current income tax liabilities	39.6	21.3
Derivative financial instruments	2.9	3.5

	325.9	228.1

Non-current liabilities

Borrowings	869.5	906.4
Other payables	7.8	4.8
Provisions	41.0	29.6
Deferred income tax liabilities	152.4	147.0
Derivative financial instruments	6.8	7.7

	1,077.5	1,095.5

Total liabilities	1,403.4	1,323.6

Net assets	646.5	687.1

Shareholders’ equity
Ordinary shares	0.4	0.4
Share premium	346.1	346.1
Other reserves	339.1	333.4
(Accumulated deficit)/retained earnings	(39.1)	7.2

Total shareholders’ equity	646.5	687.1

INMARSAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(unaudited)

	Three months ended 30 June		Six months ended 30 June
(US$ in millions)	2008	2007	2008	2007
Cash flow from operating activities
Cash generated from operations	103.1	91.9	177.5	174.8
Interest received	0.3	1.8	0.7	2.7
Income taxes paid	—	—	(0.2)	(0.1)

Net cash inflow from operating activities	103.4	93.7	178.0	177.4

Cash flow from investing activities
Purchase of property, plant and equipment	(24.3)	(42.8)	(85.6)	(67.5)
Work performed by the Group and capitalized	(5.6)	(3.3)	(13.0)	(8.5)
Consideration under ACeS collaboration arrangement	—	—	(1.3)	(1.5)

Net cash used in investing activities	(29.9)	(46.1)	(99.9)	(77.5)

Cash flow from financing activities
Dividends paid	(104.1)	(73.1)	(104.1)	(73.1)
Net drawdown of Revolving Senior Credit Facility	60.0	—	90.0	50.0
Interest paid on Senior Notes and Facilities	(5.1)	(4.8)	(18.7)	(18.6)
Finance lease disposal fees	—	(0.9)	—	(1.4)
Purchase of Senior Notes	—	—	(55.1)	—
Loan to fellow group undertaking	—	(12.8)	—	(12.8)

Net cash used in financing activities	(49.2)	(91.6)	(87.9)	(55.9)

Foreign exchange adjustment	—	0.5	—	0.1

Net increase/(decrease) in cash and cash equivalents	24.3	(43.5)	(9.8)	44.1

Movement in cash and cash equivalents
At beginning of period	(2.5)	130.2	31.6	42.6
Net increase/(decrease) in cash and cash equivalents	24.3	(43.5)	(9.8)	44.1

As reported on balance sheet (net of bank overdrafts)	21.8	86.7	21.8	86.7

At end of period, comprising
Cash at bank and in hand	1.1	1.5	1.1	1.5
Short-term deposits with original maturity of less than 3 months	20.9	87.5	20.9	87.5
Bank overdrafts	(0.2)	(2.3)	(0.2)	(2.3)

	21.8	86.7	21.8	86.7

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

The principal activity of Inmarsat Holdings Limited and its subsidiaries (“the Group”) is the provision of mobile satellite communications services.

These unaudited condensed consolidated financial results were approved for issue by the Board of Directors on 6 August 2008.

The financial information for the year ended 31 December 2007 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for the year has been delivered to the Registrar of Companies. The auditor’s report on those accounts was not qualified and did not contain statements under Section 237(2) or 237(4) of the Companies Act 1985.

2. Principal accounting policies

Basis of preparation

The unaudited Group results for the three and six months ended 30 June 2008 have been prepared on a basis consistent with the International Financial Reporting Standards (“IFRS”) accounting policies as set out on pages F2-F46 of the consolidated financial statements for the year to 31 December 2007 as filed with the SEC on Form 20-F on 29 April 2008 and in accordance with International Accounting Standards (“IAS”) 34, ‘Interim Financial Reporting’.

The unaudited condensed consolidated interim financial statements are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under IFRS. These interim financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three and six months ended 30 June 2008 are not necessarily indicative of the results that may be expected for the year ending 31 December 2008. The consolidated balance sheet as at 31 December 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by IFRS for complete financial statements.

Basis of accounting

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates.

Accounting policies adopted in preparing these condensed consolidated financial statements have been selected in accordance with IFRS.

Comparatives

The Group previously classified ‘Work performed by the Group and capitalized’ within ‘Cash flow from operating activities’. Management believes that the inclusion as part of ‘Cash flow from investing activities’ is a fairer representation of the Group’s activities and as a result, US$3.3m and US$8.5m of cash flow for the three and six months ended 30 June 2007 has been reclassified from ‘Cash flow from operating activities’ to ‘Cash flow from investing activities’ to conform with our presentation for the half year ended 30 June 2008.

3. Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services (“MSS”).

“Other” in the three and six months ended 30 June 2008 principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

Primary reporting format—business segments

	Three months ended 30 June 2008 (unaudited)				Three months ended 30 June 2007 (unaudited)
(US$ in millions)	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Total
Revenue(a)	161.5	2.2	—	163.7	141.7	1.7	—	143.4

Segment result (operating profit)	71.0	0.2	—	71.2	59.7	0.1	—	59.8
Net interest charged to the income statement	—	—	(19.7)	(19.7)	—	—	(20.2)	(20.2)

Profit before income tax				51.5				39.6
Income tax expense				(14.9)				(2.6)

Profit for the period				36.6				37.0

Segment assets	2,027.9	—	22.0	2,049.9	1,942.6	—	89.0	2,031.6
Segment liabilities	(169.5)	—	(1,233.9)	(1,403.4)	(167.0)	—	(1,150.4)	(1,317.4)
Capital expenditure(b)	(32.8)	—	—	(32.8)	(23.8)	—	—	(23.8)
Depreciation	(37.3)	—	—	(37.3)	(36.0)	—	—	(36.0)
Amortization of intangible assets	(5.5)	—	—	(5.5)	(5.4)	—	—	(5.4)

(a)	Revenue from the sale of user terminals is classified as MSS revenue for the purpose of segment reporting.
(b)	Capital expenditure stated using accruals basis.

	Six months ended 30 June 2008 (unaudited)				Six months ended 30 June 2007 (unaudited)
(US$ in millions)	MSS	Other	Unallocated	Total	MSS	Other	Unallocated	Total
Revenue(a)	307.6	4.0	—	311.6	280.0	4.2	—	284.2

Segment result (operating profit)	133.0	—	—	133.0	117.2	0.9	—	118.1
Net interest charged to the income statement	—	—	(40.6)	(40.6)	—	—	(40.2)	(40.2)

Profit before income tax				92.4				77.9
Income tax expense				(26.9)				(14.3)

Profit for the period				65.5				63.6

Segment assets	2,027.9	—	22.0	2,049.9	1,942.6	—	89.0	2,031.6
Segment liabilities	(169.5)	—	(1,233.9)	(1,403.4)	(167.0)	—	(1,150.4)	(1,317.4)
Capital expenditure(b)	(87.1)	—	—	(87.1)	(49.8)	—	—	(49.8)
Depreciation	(73.6)	—	—	(73.6)	(72.1)	—	—	(72.1)
Amortization of intangible assets	(11.0)	—	—	(11.0)	(10.6)	—	—	(10.6)

(a)	Revenue from the sale of user terminals is classified as MSS revenue for the purpose of segment reporting.
(b)	Capital expenditure stated using accruals basis.

4. Net interest payable

	Three months ended 30 June (unaudited)		Six months ended 30 June (unaudited)
(US$ in millions)	2008	2007	2008	2007
Accretion of principal on Senior Discount Notes	(10.8)	(9.7)	(21.4)	(19.2)
Interest on Senior Notes and Senior Credit Facility	(6.5)	(9.7)	(15.3)	(18.7)
Unwinding of discount on deferred satellite liabilities	(0.7)	(0.8)	(1.4)	(1.7)
Amortization of debt issue costs	(0.9)	(0.9)	(1.8)	(1.8)
Pension and post-retirement liability finance costs	(0.3)	(1.1)	(0.4)	(1.5)
Other interest payable	(0.3)	(0.2)	(0.5)	(0.4)
Interest rate swap	(0.8)	—	(0.9)	—

Total interest payable and similar charges	(20.3)	(22.4)	(41.7)	(43.3)

Bank interest receivable and other interest	0.6	2.2	1.1	3.1

Total interest receivable and similar income	0.6	2.2	1.1	3.1

Net interest payable	(19.7)	(20.2)	(40.6)	(40.2)

5. Reconciliation of Movement in Shareholders’ Equity

(US$ in millions)	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
Balance at 1 January 2007 (audited)	0.4	346.1	342.0	29.1	717.6
Profit for the year	—	—	—	98.7	98.7
Dividend payable	—	—	—	(125.9)	(125.9)
Actuarial gains from pension and post retirement benefits	—	—	—	7.3	7.3
Share option charge	—	—	4.0	—	4.0
Net fair value gains – cash flow hedges	—	—	(12.6)	—	(12.6)
Tax charged directly to equity	—	—	—	(2.0)	(2.0)

Balance at 31 December 2007 (audited)	0.4	346.1	333.4	7.2	687.1

Profit for the period	—	—	—	65.5	65.5
Dividend payable	—	—	—	(104.1)	(104.1)
Actuarial losses from pension and post retirement benefits	—	—	—	(11.3)	(11.3)
Share option charge	—	—	3.5	—	3.5
Net fair value losses – cash flow hedges	—	—	3.1	—	3.1
Tax (charged)/credited directly to equity	—	—	(0.9)	3.6	2.7

Balance at 30 June 2008 (unaudited)	0.4	346.1	339.1	(39.1)	646.5

6. Borrowings

Borrowings are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As at 30 June 2008 (unaudited)			As at 31 December 2007 (audited)
(US$ in millions)	Amount	Deferred finance costs	Net balance	Amount	Deferred finance costs	Net balance
Senior Credit Facility	410.0	(0.9)	409.1	320.0	(1.1)	318.9
Senior Discount Notes	427.8	(6.8)	421.0	406.7	(7.3)	399.4
— Accretion of principal	5.6	—	5.6	5.3	—	5.3
Senior Notes	163.7	(6.3)	157.4	218.8	(7.2)	211.6
Premium on Senior Notes	0.8	—	0.8	0.9	—	0.9
Deferred satellite payments	47.8	—	47.8	52.4	—	52.4
Bank overdrafts	0.2	—	0.2	0.1	—	0.1

Total Borrowings	1,055.9	(14.0)	1,041.9	1,004.2	(15.6)	988.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: August 6, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer

INMARSAT FINANCE II plc

Date: August 6, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer